FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of July, 2004 (no. 2)

Commission File Number: 0-28724


                           ORCKIT COMMUNICATIONS LTD.
                 (Translation of registrant's name into English)

                 126 Yigal Allon Street, Tel-Aviv 67443, Israel
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                          Form 20-F X               Form 40-F_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                Yes _______            No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

The  first,  fourth  and fifth  paragraphs  of the  press  release  attached  as
Exhibit 10.1 to this Report on Form 6-K are hereby incorporated by reference into (i) the Registrant's Registration Statements on Form F-3, Registration No. 333-12100; (ii) the Registrant's Registration Statement on Form F-3, Registration No. 333-12236; (iii) the Registrant's Registration Statement on Form S-8 No. 333-05670; (iv) the Registrant's Registration Statement on Form S-8 No. 333-08824; and (v) the Registrant's Registration
Statement on Form S-8 No. 333-12178.



                                    CONTENTS

This report on Form 6-K of the registrant consists of the following document which is attached hereto and incorporated by reference herein:

10.1    KDDI Selects Corrigent's Packet ADM for Nationwide Deployment
10.2 Orckit Business Outlook Update Conference Call Scheduled For 10:00 EDT, July 15, 2004




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 Orckit Communications Ltd.
                                                 (Registrant)

Date: July 15, 2004                              By: /s/ Adam M. Klein
                                                     -------------------------

                                                 Adam M. Klein for Izhak Tamir,
                                                 pursuant to authorization

                                  EXHIBIT INDEX

Exhibit Number    Description of Exhibit

10.1        KDDI Selects Corrigent's Packet ADM for Nationwide Deployment
10.2 Orckit Business Outlook Update Conference Call Scheduled For 10:00 EDT, July 15, 2004

                     KDDI Selects Corrigent's Packet ADM for
           Nationwide Deployment Corrigent's CM100 to enable efficient transport of triple-play video, voice, and data services

Tokyo, Japan - July 15, 2004 - Corrigent Systems, a leading provider of Packet ADM (Add Drop Multiplexer) for next-generation transport networks, today announced that the CM-100 Packet ADM was selected as the key element in KDDI's packet-optimized transport network build. Nationwide deployment in Japan is expected to begin this year. Net One Systems, Japan's largest network solution provider will provide sales, system integration and support services for KDDI.

"We are extremely impressed with Corrigent's CM-100 Packet ADM. We have been evaluating it extensively both in our lab and in the field, and finally determined that it outperforms all other solutions and best meets our requirements," said Hiroshi Takeda, General Manager, Network Engineering for KDDI, "We made a strategic decision to build our next generation metro transport infrastructure optimizing it for a wide range of packet based services as well as cellular traffic aggregation. Corrigent's CM-100 Packet ADM is the best fit with our existing and emerging service offering."

"We are honored with KDDI's selection of Corrigent, allowing us to play a significant role in a leading carrier's move towards a data and packet based infrastructure and away from legacy transport architectures," said Ehud Rokach, CEO of Corrigent Systems, "As demand for new high capacity data, video, and voice services surges, carriers are required to make this paradigm shift to make new services profitable yet attractive to end-users."

KDDI will use the CM-100 in its metro networks which are used to provide several key services, including KDDI's Hikari-Plus service. Hikari-Plus provides a Triple Play family of video, voice and data services that enable residential customers to benefit from DVD-quality video-on-demand, broadcast TV, Voice-over-IP telephony, and high speed internet access. Corrigent's CM-100 will be used to efficiently deliver these bandwidth-intense services throughout Japan.

The CM-100 is a high capacity transport solution that enables carriers to efficiently mix video, data and voice applications on the same infrastructure by utilizing Resilient Packet Ring (RPR) and Multi-Protocol Label Switching (MPLS) technologies. The new RPR protocol guarantees strict service level agreements for high-priority services yet allows efficient multiplexing of lower-priority services, thus matching network cost with service revenue. In addition, interoperable MPLS signaling and forwarding enables carriers to setup new data services instantly across a converged MPLS backbone, thus greatly reducing the complexity of provisioning new services and managing existing ones.


About KDDI

KDDI is a diversified telecommunication operator formed by the merger of DDI, KDD and IDO in 2000, and is the only company in Japan that provides mobile communication service, broadband service and also data transmission services for residents and enterprises. The number of subscribers to the mobile phone services under the au and TuKa brands is over 21 million, and fixed-line subscribers (MyLine) is approximately 9 million. The 73 KDDI group companies had approximately 13,000 staffs and sales in FY2004/3 was 2,846.1 billion yen. At KDDI, aggressive improvement of communication environment in preparation for the coming ubiquitous network society is underway and KDDI is aiming to become a "ubiquitous solution company" which provides high value-added solutions. http://www.kddi.com/english/


About Net One Systems

Net One Systems has been assessing the latest trends in cutting edge technology, such as focusing on IP ahead of others, and providing network systems by adding high quality technology services to self-selected and verified products. Net One provides a one-stop solution with high added value through the strength of advanced network technology and an enhanced support structure. Nationwide, there are 75 service bases, including technical centers and quality control centers, and 12 business offices. In December 2001, it was listed on the First Section of the Tokyo Stock Exchange. For more information visit Net One at: http://www.netone.co.jp/index_e.html


About Corrigent

Corrigent leads a new class of metro-optical transport products that is revolutionary in its economics. Corrigent's CM-100 is a packet-ADM that fuses together SONET/SDH technologies such as Virtual Concatenation, GFP, and LCAS, with packet technologies such as RPR, Ethernet and MPLS, to evolve today's SONET/SDH-based transport infrastructure to the next generation packet-based transport network, in both a standards-based and interoperable manner. This breakthrough architecture solves the metro dilemma for service providers worldwide by allowing them to bridge their existing SONET services with next-generation data, voice and video services. Orckit Communications (NASDAQ:
ORCT) is the parent company of Corrigent. For more information visit Corrigent at: http://www.corrigent.com



Corrigent Systems and CM-100 are registered trademarks of Corrigent Systems, Inc. All other Brands and products referenced herein are the trademarks or registered trademarks of their respective holders. Certain matters discussed in this release are forward-looking statements that involve risks and uncertainties. Readers are cautioned that forward-looking statements may differ significantly from actual future events or results. Corrigent assumes no obligation to update the information in this release.




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                                                               Exhibit 10.2


                      ALERT: ORCKIT BUSINESS OUTLOOK UPDATE
             CONFERENCE CALL SCHEDULED FOR 10:00 EDT, JULY 15, 2004

Tel Aviv, Israel, July 15, 2004 - Orckit Communications Ltd. (NASDAQ: ORCT) announced that the Company will hold a conference call today, July 15, 2004 at 10:00 a.m. EDT to discuss recent significant developments regarding the commercial selection of its metro products . Mr. Izhak Tamir, President and Aviv Boim, CFO of Orckit will discuss these developments and provide an update on Orckit's business outlook.

Interested parties can access the call by dialing 877-691-0878 in the United States and 973-582-2741 internationally. The call will also be available live on the Internet at www.kcsa.com. Following the call, the webcast will be archived for a period of 30 days.

A replay of the call will be available beginning at approximately 12:00 p.m. EDT, July 15, 2004, until July 22, 2004 at 11:59 p.m. To listen to the replay, please call +1 (973) 341-3080. To access the replay, users will need to enter the following code: 4974557.

About Orckit Communications
Orckit Communications Ltd. is a provider of advanced telecom equipment targeting high capacity broadband services. The Company's products include Corrigent's CM-100 metro optical transport solution, based on RPR and MPLS technologies, delivering packet transmission services in the metro area.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's United States Securities and Exchange Commission filings. Orckit assumes no obligation to update the information in this release.

Corrigent(TM) is a trademark of Corrigent Systems.

You may register to receive Orckit's future press releases or to download a complete Digital Investor Kit(TM) including press releases, regulatory filings and corporate materials by clicking on the "Digital Investor Kit(TM)" icon at www.kcsa.com.